[Letterhead of Capital One Funding, LLC]

January 17, 2003

Securities and Exchange Commission
Attn: Max A. Webb
450 Fifth Street, NW, mail Stop 3-5
Washington, DC 20549-035

Re:    Capital One Funding, LLC
          Capital One Master Trust
          Request for Withdrawal of Registration Statement 333-74174

Dear Mr. Webb:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Capital One Funding, LLC ( “Funding”), as depositor and transferor for the Capital One Master Trust (the “Master Trust” and, collectively with Funding, the “Registrants”), hereby applies for an order granting the immediate withdrawal of the Registrants’ Registration Statement on Form S-3, File Numbers 333-74174 and 333-74174-01, which was originally filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2001, together with all amendments and exhibits thereto. This Registration Statement has not been declared effective by the Commission and no securities were issued pursuant thereto. The reason for this withdrawal application is that the Registrants have decided to employ another securities issuance structure under a separate registration statement.

If you have any questions with respect to this request, please call Michael H. Freedman at (202) 339-8499, of Orrick, Herrington & Sutcliffe LLP.

Respectfully submitted,

CAPITAL ONE FUNDING, LLC
as depositor and transferor for the
Capital One Master Trust and Co-Registrant

By:	/s/ Albert A. Ciafre
Albert A. Ciafre Assistant Vice President